ADDENDUM TO INVESTMENT ADVISORY AGREEMENT

Calvert World Values Fund, Inc.

Calvert Emerging Markets Equity Fund

Calvert Investment Management, Inc. (“Calvert” or the “Advisor”) is the investment advisor to Calvert Emerging Markets Equity Fund (“Fund”), a series of Calvert World Values Fund, Inc.  Calvert has agreed with the Fund to contractually limit (direct/ or direct ordinary) net annual fund operating expenses of the Fund through January 31, 2014, as follows. This expense limitation does not limit the acquired fund fees and expenses incurred by a shareholder. Under the terms of the contractual expense limitation, operating expenses do not include interest expense, brokerage commissions, extraordinary expenses, performance fee adjustments, and taxes. To the extent any expense offset arrangement reduces Fund expenses, Calvert's obligation under this agreement is reduced and Calvert shall also benefit from the expense offset arrangement. The below figure is expressed as a percentage of average net assets.

	Class A	Class C	Class I	Class Y

Calvert World Values Fund, Inc.
Calvert Emerging Markets Equity Fund	1.78%	2.78%	1.43%	1.53%

For Fund: ___________________________________	For Calvert: _________________________________________
William M. Tartikoff, Vice President and	Ronald M. Wolfsheimer, Executive Vice President,
Secretary	Chief Financial and Administrative Officer

Effective Date: September 28, 2012